CBL INTERNATIONAL LIMITED

Suite 19-9-6, Level 9, UOA Centre

No. 19 Jalan Pinang

50450 Kuala Lumpur, Malaysia

Via Edgar

June 8, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: CBL International Ltd (the “Company”)

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted May 11, 2022

CIK No. 0001914805

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated June 3, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Prospectus Cover Page , page i

1.	Where you reference your offices in China, such as your statement that you do “not maintain any office in China,” please clarify that you are referring to mainland China. Please make similar revisions throughout your prospectus.

Response: We respectfully advise the Staff that we have revised cover page and page 27 of the Amended F-1.

2.	We note your revisions in response to comment seven. Please revise here and in the Prospectus Summary to clearly state whether any dividends or distributions have been made to date between Banle BVI and its subsidiaries, and quantify the amounts where applicable, and please cover the time period prior to the dates for the reporting periods presented in the prospectus. Please include similar disclosure with respect to transfers from such entities to investors. We note that the current disclosure addresses only cash or asset transfers, and the disclosure regarding dividend distributions is limited to those made by the subsidiaries to Banle BVI or to investors, as opposed to from Banle BVI to the subsidiaries.

Response: We respectfully advise the Staff that we have revised cover page of the Amended F-1.

3.	Please revise your discussion of the Holding Foreign Companies Accountable Act to include the Accelerating Holding Foreign Companies Accountable Act, which was passed by the U.S. Senate in June 2021.

Response: We respectfully advise the Staff that we have revised cover page and page 25 of the Amended F-1.

Prospectus Summary, page 1

4.	Disclose in the prospectus summary each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. To the extent that you are relying on counsel, please indicate that such positions are the opinion of PRC counsel. Clearly address whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We respectfully advise the Staff that we have revised page 1 of the Amended F-1.

Our Corporate Structure, page 8

5.	Please revise your corporate organization chart here to provide the detail your provided in your chart on page 48.

Response: We respectfully advise the Staff that we have revised page 8 of the Amended F-1.

Risk Factors, page 16

6.	We note that you discuss the applicability of various permissions or approvals, including permissions requirements from the CRSC and CAC, in numerous places throughout the filing. Please revise your disclosure to clearly and concisely indicate whether you or your subsidiaries are covered by such permissions requirements. In addition, we note that in certain instances you state that your belief is based on the advice of PRC counsel, and it appears that PRC counsel is providing an opinion related to such matters that will be filed as Exhibit 99.2. Where you note throughout the disclosure that various permissions or approvals do not apply to you, please clearly state, to the extent accurate, that such positions are the opinion of counsel, and name PRC counsel. For example, we note that on page 28 you state that your offering is not subject to the review or prior approval of the CAC or CSRC “based on [y]our understanding of currently applicable PRC laws and regulations,” instead of stating that this is counsels’ opinion. This is just one example. Please also revise statements that conflict with your disclosure that you are not subject to such approvals or permissions, such as your statement on page 34 that “it is still uncertain...whether we are required to obtain any specific regulatory approvals.”

Response: We respectfully advise the Staff that we have revised pages 28, 31, 33 and 34 of the Amended F-1.

We are susceptible to the fluctuations in marine fuel price..., page 17

7.	We note your revised disclosure in response to comment 2. To provide additional context for investors, please explain, if applicable, the impact of historical fluctuations to your business and if you expect this trend in marine fuel prices to continue and whether you anticipate any material impact to your future results of operations from such trend.

Response: We respectfully advise the Staff that we have revised page 17 of the Amended F-1.

China’s economic, political and social conditions..., page 29

8.	Please revise the disclosure indicating you “may” need to provide marine fuel logistic services through ports in the PRC to reflect that your use of the PRC ports is common, as we note that the substantial majority of your operations occur at ports in the PRC.

Response: We respectfully advise the Staff that we have revised page 28 of the Amended F-1.

Any requirement to obtain prior approval..., page 33

9.	Your disclosure states that, as advised by PRC counsel, you are not required to obtain any permission from Chinese authorities “other than those requisite for a domestic company in China to engage in the business similar to ours.” Please revise to clearly state whether the referenced permissions or approvals are required, and remove the qualifier relating to a domestic company. Please also clarify if the statement in this section is the opinion of PRC counsel.

Response: We respectfully advise the Staff that we have revised page 33 of the Amended F-1.

Managements Discussion and Analysis of Financial Condition and Results of Operation

Business Overview, page 50

10.	In the last paragraph of this section, you say that gross profit margin decreased from approximately 2.7% for FY2020 to approximately 2.3% for FY2021 mainly because of the significant increase in the average market price per tonne of marine fuel during FY2021, which resulted a significant increase in your revenue, being the denominator in calculating the gross profit margin, and in turn led to a decrease in your gross profit margin. On page 56, you disclose that you price your service on a “cost plus” basis, thus ensuring a positive gross profit for each transaction. Please tell us in greater detail how increases in the average market price per tonne of marine fuel, and therefore increases in your revenue results in a decrease in your gross profit margin considering that you price your service on a “cost plus” basis.

Response: We respectfully advise the Staff that we have revised page 50 of the Amended F-1.

Business

Our Operation Flows

Customers, page 70

11.	You disclose that for FY2020 and FY2021, the percentage of your total revenue attributable to your largest customers amounted to approximately 45.8% and 42.3%, respectively. Please quantify the number of customers to which you refer. Please also revise the disclosure for “Suppliers” similarly.

Response: We respectfully advise the Staff that we have revised pages 70 and 71 of the Amended F-1.

Principal Shareholders, page 87

12.	Please disclose the natural person(s) who exercise voting and/or dispositive control over the shares held by Straits Energy Resources Berhad.

Response: We respectfully advise the Staff that we have revised page 87 of the Amended F-1.

General

13.	We note your written response to comment 37. Please confirm that that Banle Energy International Ltd, or any affiliated entity, has not filed an application for a listing on the Hong Kong Stock Exchange, as is suggested by your response.

Response: We respectfully advise the Staff that Banle International Holdings Limited (“Banle International”) is the listing applicant under the Hong Kong listing application which was initially submitted in March 2021. Neither Banle International or CBL International Limited (“CBL International”), the listing applicant under the current Nasdaq listing application, has completed the necessary corporate reorganization through which either becomes the holding company of our various operating entities for the purposes of the listing. Banle International submitted its updated prospectus with the inclusion of full year financial figures for FY2020 and FY2021 in early 2022 and these financial figures will no longer be effective for the listing application after June 30, 2022. Given the uncertainty of the Hong Kong listing, the management decided to proceed with the US listing on Nasdaq in March 2022. While the application for the Hong Kong listing is still pending as at the date of this submission, Banle International is currently contemplating letting the Hong Kong listing application lapse in order to for CBL International to focus on the Nasdaq listing application.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Teck Lim CHIA
CBL International Limited
Chief Executive Officer
Encl.